Exhibit 99.1

Bit Origin Ltd Announces New Financing and Provides Business Plan Update

New York, Nov 22, 2023 (GLOBE NEWSWIRE) – Bit Origin Ltd (NASDAQ: BTOG) ("Bit Origin" or the "Company"), an emerging growth company engaged in the crypto mining business with diversified expansion strategies, today provides its financing and business plan update.

“After two successful rounds of financing in early November 2023 and raising a total gross proceeds of close to $4 million, we continue to invest in innovation and upgrading our core businesses. We are very grateful for the support of the investors“, said Mr. Lucas Wang, Chairman and Chief Executive Officer of the Company. “We are also actively seeking other financing opportunities, and we are delighted to announce that we will accelerate the 25 MW data center project in Wyoming, which will be another major milestone of our development.”

•	Financing Update

On November 7, 2023 and November 9, 2023, the Company entered into two securities purchase agreements respectively to sale ordinary shares through private placement financing. The Company anticipates the gross proceeds from the two private placements to be approximately $3,994,222.

•	Operation and Business Plan Update

Since September 2023, the Company has moved its operation to a 45 MW mining data center in Wyoming, of which the Company is an investor.

During the course of the construction, the Company has established solid relationships with local business partners in Wyoming. Thus, the Company has decided to further expand its business in Wyoming, where electricity supply is abundant as well as stable and the weather condition is favourable to crypto mining, by leading the construction and operation of a 25 MW mining data center facility.

To date, the Company has entered into an intent to lease agreement for the land for an initial period of 5 years with an option to extend. In addition, the Company has finalized the budget preparation, project plans, and design drawings of the project. The Company expects to commence the build-out of the project in mid-December 2023 and complete it in early Q2 2024. Upon completion, the project can host around 4,480 to 8,400 bitcoin miners depending on the types of the miners.

About Bit Origin Ltd

Bit Origin Ltd, formerly known as China Xiangtai Food Co., Ltd., is an emerging growth company operating in the United States and engaged in the cryptocurrency mining business. The Company is also actively deploying blockchain technologies alongside diversified expansion strategies. For more information, please visit https://bitorigin.io.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Company Contact

Bit Origin Ltd

Mr. Lucas Wang, Chairman and Chief Executive Officer

Email: ir@bitorigin.io

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